Filed by Manulife Financial Corporation pursuant to Rule 425 of the Securities Act of 1933

Subject Company: John Hancock Financial Services, Inc.
Registration No.: 333-110281

Forward-Looking Statements

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation’s and John Hancock Financial Services, Inc.’s operations and financial results, the markets for Manulife’s and John Hancock’s products, the future development of Manulife’s and John Hancock’s business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife’s most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock’s most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock’s quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to United States generally accepted accounting principles, Canadian generally accepted accounting principles and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock’s and Manulife’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

Neither Manulife nor John Hancock undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Important Legal Information

This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife filed a registration statement on Form F-4 on November 6, 2003, which was subsequently amended on December 23, 2003 and January 5, 2004, containing the definitive proxy statement/prospectus for the stockholders of John Hancock, and Manulife and John Hancock will each be filing other documents regarding the proposed transaction, with the SEC. John Hancock’s stockholders and investors are urged to read the definitive proxy statement/prospectus on file with the SEC as well as any other relevant documents carefully in their entirety because they contain important information about the proposed transaction. The definitive proxy statement/prospectus on file with the SEC, as well as other relevant material (when they become available) and any other documents filed by Manulife or John Hancock with the SEC, will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife may also be able to obtain the definitive proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

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The following is a transcript provided to employees of Manulife Financial Corporation’s Call Centre in response to questions from shareholders regarding the proposed merger between Manulife Financial Corporation and John Hancock Financial Services, Inc.

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Manulife Call Centres

You may confirm the following:

On Tuesday, February 24, 2004, shareholders of John Hancock Financial Services Inc., voted to approve the merger of John Hancock with Manulife Financial Corporation – the parent company of The Manufacturers Life Insurance Company, The Manufacturers Life Insurance Company (U.S.A.) (Manulife USA) and The Manufacturers Life Insurance Company of New York (Manulife New York).

For details surrounding the proposed merger, please refer all customers back to the John Hancock press release issued following the vote. Here is a link to the release issued earlier today summarizing results of the vote by John Hancock shareholders. Also, here is a link to the Manulife Financial web site where you will find a separate media release.

Please note, that while a shareholder vote has been taken, the merger is not approved and cannot be concluded until the regulators grant their approvals.

Below are important Do’s and Don’ts as well as some common questions that you may encounter in the next few weeks. Please answer these questions in accordance with the script provided to you.

Do not attempt to answer any questions from Manulife employees or the media. Refer employees either to their managers or to their HR depts. [Manulife Financial employees can also e-mail ‘askMYMFC’ for a confidential response] Refer the media to Corporate Communications at 1-416-926-6103.

Should you need to refer any callers to John Hancock with questions regarding the vote, their number is 1-800-732-5543.

There are strict regulations governing what can and cannot be said in connection with a merger. It is important to keep the following guidelines in mind when discussing the proposed merger between Manulife Financial and John Hancock.

Do...

Reiterate the following points for all customers:

☐	The completion of the merger will have no impact on the benefits, premiums, values or guarantees of current policies or contracts.

☐	No policies will lapse. Any policy eligible to receive policy dividends today will be eligible for policy dividends in the future.

Don’t...

☐	Speculate. If you are asked a question that you don’t know, say “I do not know,” or “I cannot speculate on that.”

☐	Respond to inquiries from securities analysts or shareholders. These inquiries should be referred to Investor Relations: 1-800-795-9767

☐	Respond to inquiries from the media. These inquiries should be referred to Corporate Communications: 1-416-926-6103

☐	Discuss your personal opinions on the value of Manulife Financial, John Hancock, the combined company or the shares of any of these entities.

☐	Discuss any personal plans about investing in the company.

QUESTIONS AND ANSWERS

I GENERAL — ALL

1)	I just heard something on the news. What is happening?

Shareholders of John Hancock Financial Services Inc. have voted to accept the merger of John Hancock with Manulife Financial.

As part of this deal, John Hancock’s Canadian subsidiary Maritime Life, headquartered in Halifax, will become part of the integrated Canadian division of Manulife Financial. In the U.S., Manulife’s and John Hancock’s companies will become affiliated.

2)	I’m a Manulife Financial shareholder; how do I express my opinion about this deal?

You should discuss this matter with your stock broker or registered financial advisor or you can send your comments directly to Manulife Financial via e-mail to investor_relations@manulife.com, or mail to Investor Relations, Manulife Financial, 200 Bloor Street East, Toronto, Ontario M4W 1E5

3)	What is ‘the deal”? What are the terms?

Under the terms of the merger, John Hancock common shareholders will receive 1.1853 Manulife Financial common share for each John Hancock common share. The other terms of the deal are contained in the merger agreement entered into between Manulife and John Hancock which is available on the SEC website.

4)	Will Manulife Financial be moving to the US? Will John Hancock be moving to Canada?

In Canada, Manulife Financial is committed to maintaining a significant presence in Halifax, Montreal, Toronto and Kitchener-Waterloo, and regional offices across the country.

In the United States, John Hancock has long been an important presence in the Boston area and Manulife has grown its Boston presence significantly since 1994.

The North American headquarters of the combined companies will be located in Boston. The global headquarters for Manulife Financial will continue to be located in Toronto.

5)	Does Manulife Financial have to get permission to do this? Are there Regulatory Approvals required for the proposed transaction?

Yes, the proposed transaction will require approvals from insurance regulators and competition/anti-trust approvals in Canada and the United States. It is anticipated that all regulatory approvals will be received in a timely manner.

6)	What is the process for this merger/What will happen next?

John Hancock stockholders have just voted on the transaction. In addition there are insurance regulatory and competition/anti-trust approvals required.

7)	When is this all likely to happen?

Company officials expect the transaction will close and the merger will be effective in the first half of 2004.

8)	Where can I get more information?

For more information callers should be referred to the press release and fact sheet which can be found on Manulife Financial’s website (www.manulife.com) or John Hancock’s website (http://www.johnhancock.com/).

9)	Who will I call with questions (or for service) once the merger is completed?

You can continue to call here for questions about your policy (group contract) (retirement savings etc). If changes are made to the organization later on you will be notified so that you will always know exactly who to contact for service.

10)	What should advisors tell their customers?

Advisors’ customers who would like information on their policy or who have further questions should be referred to the appropriate Manulife Financial customer service center.

Manulife Financial Canadian Business
Customer Service Centres	Phone Number

Canadian Division call centre for Insurance and Wealth Management	1-888-626-8543
Manulife Securities	1-888-626-8543
Elliott & Page Mutual Funds	1-888-588-7999
Group Benefits	1-800-268-6195
Group Pensions	1-888-245-5558
Manulife Direct	1-800-590-0970
Affinity	1-800-668-0195
Manulife Bank of Canada	1-877-765-2265

Manulife USA Business Customer Service Centers	Phone Number

Insurance	-
Traditional products	1-800-387-2747
Variable products	1-800-827-4546
Group Pensions — participants	1-800-395-1113
Group Pensions — plan sponsors	1-800-333-0963
Managed Accounts	1-800-932-4304
Annuities	1-800-344-1029
College Savings	1-866-222-7498
Manulife New York	1-877-391-3748

Maritime Life Customer Service Centres

Individual insurance and investments	1-902-453-4300

Individual health travel and dental plans	1-800-268-3763
Institutional Investments	1-902-453-7240
Pension plans – Atlantic Canada	1-800-424-7934
Pension plans – Ontario and West	1-800-611-1141
Group Benefits	1-800-667-5165
Corporate Inquiries	1-902-453-4300

Forward-Looking Statements

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation’s and John Hancock Financial Services, Inc.’s operations and financial results, the markets for Manulife’s and John Hancock’s products, the future development of Manulife’s and John Hancock’s business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife’s most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock’s most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock’s quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to United States generally accepted accounting principles, Canadian generally accepted accounting principles and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock’s and Manulife’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

Neither Manulife nor John Hancock undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Important Legal Information

This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife filed a registration statement on Form F-4 on November 6, 2003, which was subsequently amended on December 23, 2003 and January 5, 2004, containing the definitive proxy statement/prospectus for the stockholders of John Hancock, and Manulife and John Hancock will each be filing other documents regarding the proposed transaction, with the SEC. John Hancock’s stockholders and investors are urged to read the definitive proxy statement/prospectus on file with the SEC as well as any other relevant documents carefully in their entirety because they contain important information about the proposed transaction. The definitive proxy statement/prospectus on file with the SEC, as well as other relevant material (when they become available) and any other documents filed by Manulife or John Hancock with the SEC, will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife may also be able to obtain the definitive proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).